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TRADING SYMBOL:  NLMC                                         SEPTEMBER 19, 1996

                      WATER RIGHTS AND GOLD ZONE DRILLING
                      PROGRESS CHILE AND BOLIVIA PROJECTS

CHILE COPPER:  North Lily Mining Company was informed by Yuma Gold Mines, Inc.,
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that the water rights needed for the development of the Tuina Project were approved by the Chilean government. International Mahogany Corp., and the Company have contracted to sell a 74% aggregate interest in Tuina, leaving the Company with a 26% participating interest. Yuma's news release of September 4, 1996 stated that a new feasibility study by Bateman E. and C. Division is nearing completion for the annual production of 40,000 metric tonnes of copper cathode at a central SX-EW plant site. Six of these 40,000 metric tonnes of copper are "to be derived from the conversion into cathodes of copper sulphate crystals produced at the Tuina solvent extraction - copper sulphate facility", according to the news release. Yuma also stated that Bateman confirmed that profitable financial parameters developed by Yuma for the 40,000 metric tonne project during pre-feasibility were valid and should be confirmed in final feasibility at current copper prices. The Company awaits documentation and accounting from Yuma in order to pursue final definitive agreements and proportionate project financing.

BOLIVIA GOLD:  The Company and its partner recently completed successful claim
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perfection work, along with geologic mapping, and rock-chip and soil geochemical
sampling on its San Simon property in the Bolivian Shield.   The San Simon
Project consists of four claim blocks located in the heart of the district in close proximity and on trend with known gold mineralization being drilled by Eaglecrest Explorations, Ltd. For example, the most encouraging Eaglecrest drill hole to date recently intersected very strong mineralization (110 feet averaging 0.1 ounces gold per ton) in the Trinidad vein system. Based on previous mapping by members of the British Geological Survey, it is currently believed that part of the Trinidad vein system passes through the northern end of the Company's adjacent Machetero I claim and may repeat on the Company's Machetero II claim. The Company awaits assay and analysis from its geologists of their recent geologic reconnaissance. Meanwhile, major mining companies continue to visit and evaluate the district in which Eaglecrest indicates potential of a multi-million ounce gold camp. San Simon has become part of the Bolivian gold "exploration stampede" reported by the "Financial Times" on April 22, 1996. The Company is encouraged with its position, nearby exploration progress, and interest expressed by other companies.

The Company is finalizing its proxy statement for its Annual Meeting. Shareholders will be asked to approve a one for ten reverse stock split and the possible acquisition of Tamarine Ventures Ltd., as well as other business matters. The capital structure consolidation is an important step in order to favorably position the Company and its shares in the investment community for the purpose of seeking necessary financing for existing projects and acquisitions of value.

For further information, please contact Steve Flechner or Gene Webb at
(303)294-0427